UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden 14.5 hours per response
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

InterAmerican Acquisition Group Inc.

(Name of Issuer)

Warrants

(Title of Class of Securities)

458396124

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

1.	Name of Reporting Person. I.R.S. Identification No. of Above Persons (Entities Only). Craig Samuels
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power -0-
	6	Shared Voting Power -0-
	7	Sole Dispositive Power 606,000
	8	Shared Dispositive Power -0-
9	Aggregate Amount Beneficially Owned by Each Reporting Person 606,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.9%(1)
12	Type of Reporting Person IN

Page 2 of 5 pages

(1)	Based on 6,750,000 warrants issued and outstanding as reported in the Issuer’s Registration Statement on Form S-4, as amended filed with the Securities and Exchange Commission on December 19, 2008.

Item 1(a):                Name of Issuer.

InterAmerican Acquisition Group Inc.

Item 1(b):                Address of Issuer’s Principal Executive Offices.

2918 Fifth Avenue South, Suite 209
San Diego, California 92103

Item 2(a):                Name of Person Filing.

This statement is filed by Craig Samuels (the “Reporting Person”).

Item 2(b):                Address of Principal Business Office or, if none, Residence.

13990 Rancho Dorado Bend
San Diego, California 92130

Item 2(c):                 Citizenship.

The Reporting Person is a citizen of the United States.

Item 2(d):                Title of Class of Securities.

Warrants

Item 2(e):                CUSIP Number.

458396124

Item 3:                     If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4:                     Ownership.

See Items (5) - (9) and (11) of the cover page for the Reporting Person.

Item 5:                     Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6:                     Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Page 3 of 5 pages

Item 7:                     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8:                     Identification and Classification of Members of the Group.

Not Applicable

Item 9:                     Notice of Dissolution of Group.

Not Applicable

Item 10:                   Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009

/s/ Craig Samuels
Craig Samuels

Page 5 of 5 pages